

February 20, 2014

<u>Via E-Mail</u>
Mr. James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue
Suite 5000
Santa Monica, CA 90404

> **Re: Lions Gate Entertainment Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2013**
> **Filed May 30, 2013**
> **File No. 001-14880**

Dear Mr. Barge:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for the year ended March 31, 2013</u>
<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Recent Accounting Pronouncements, page 45</u>

1. We note from your disclosure on page 45 that as a result of the Company's adoption of ASU No. 2012-07 on December 15, 2012, write-downs of unamortized film costs on certain unreleased films as of December 31, 2012 and March 31, 2013 were not allowed under this new accounting pronouncement because information leading to a fair value measurement resulting in an impairment of film costs would not have been available to a market participant at the applicable balance sheet dates. We further note the disclosure indicating that under the previous accounting rules, the Company would have recorded write-downs related to these films and under the previous accounting rules the

Company's net income would have been $212.8 million for the year ended March 31, 2013 or approximately $19.3 million lower than the amount reported in your statement of operations for this period. Please explain to us the nature of the information that could not be considered in your impairment analysis for certain unreleased films as of both December 31, 2012 and March 31, 2013 and explain why this information would not have been available to market participants at either of these dates. In a related matter, please also indicate whether this information was considered by the Company in performing its impairment analysis with respect to these unreleased films in each of the quarterly periods subsequent to March 31, 2013 and if so, please indicate the amount of any related impairment charges that were recognized. If this information was not considered in your subsequent impairment reviews, please explain why.

Note 3. Acquisitions and Divestitures, page F-36
Maple Pictures, page F-38

2. We note from the disclosure in the last paragraph on page F-38, that for purposes of determining the gain to be recognized on the disposal of Maple Pictures, a portion of the Motion Pictures goodwill amounting to $6.1 million was allocated to the asset group and included in the carrying value of the assets disposed of for purposes of calculating the gain on sale. Please tell us and explain in the notes to your financial statements how you calculated or determined the amount of Motion Pictures goodwill amounting to $6.1 million that was included in the calculation of the gain recognized on disposal of Maple Pictures.

Note 22. Consolidating Financial Information – Convertible Senior Subordinated Notes, page F-50

3. Please revise the notes to your financial statements to disclose that the issuer of various categories of Senior Subordinated Notes that are guaranteed by the Company, LGEI, is 100% owned by the parent company guarantor. Refer to the guidance outlined in Rule 3-10(c) of Regulation S-X.

Quarterly Report on Form 10-Q for the Quarter ended September 30, 2013
Note 5. Corporate Debt, page 17
Senior Secured Second Priority Notes
10.25% Senior Notes

4. We note the disclosure in the first paragraph on page 19 which indicates that in conjunction with the early redemption of the 10.25% Senior Notes, the Company paid $34.3 million, representing the present value of interest through the first call date of November 1, 2013 and the related call premium pursuant to the terms of the indenture governing the 10.25% Senior Notes. We also note that this amount, along with $19.8 million of deferred financing costs and unamortized discount related to the redeemed notes, will be amortized over the life of the New Issuances to the extent deemed to be a

modification of terms with creditors participating in both the New Issuances and the 10.25% Senior Notes redemption. With regards to these $54.1 million of costs, please explain in further detail why you believe it is appropriate to account for these costs as deferred costs associated with the modification of your debt instruments rather than as part of the loss on early extinguishment of your debt obligations. Your response should clearly explain the nature and amounts of the debt obligations that were determined to be "modified", the related lenders associated with each of these modified borrowings, as well as how you determined that a modification rather than an extinguishment had occurred. Your response should also explain how you calculated or determined the related costs to be deferred in connection with the modification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief